FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of:	__January 2007___________________
Commission File Number:	0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:  January 10, 2007

MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780
January 10, 2007	NEWS RELEASE 07-01	MAE - TSX MNG-AMEX

Miramar Reports on 2006 Successes at Hope Bay, Nunavut

-Studies continue on Phase II; Doris North permitting progresses; Drill results still pending

VANCOUVER -- Miramar Mining Corporation today announced highlights of the 2006 exploration and work program at its 100% controlled Hope Bay Gold project in Nunavut. 2006 ranks among the most successful years in the Company’s history and includes the following milestones:

•

Permitting advanced for the company’s small, high-grade Doris North mine at the north end of the Hope Bay belt. Following receipt of the Project Certificate from the Nunavut Impact Review Board (NIRB) in September, the project is now in the final stages of permitting for its water licence, tailings authorization for Tail Lake, and various leases. Timely receipt of Doris North licences and permits in 2007 should enable a late-2008 start up for the Doris North mine.

•

Miramar completed 65,775 m of drilling in 233 drill holes on the property, one of the largest single-project programs in the industry. The key objective of the aggressive $30million program, which will continue at similar levels in 2007, is to help determine the scope of the second phase of production.

•

Drilling in the Madrid area, which hosts two-thirds of the Hope Bay resource, was successful in defining mineralization in the gaps among the Suluk, Rand, Naartok East and West deposits, and in expanding Suluk to the south and Naartok East to the north. These results include the best hole ever drilled at Hope Bay (9.3 g/tonne of gold over 93.5 m).

•	A Preliminary Assessment for Phase II is currently under way to compare a 6,000 tonnes per day (“tpd”) underground operation and a 16,000 tpd open-pit operation.

•

A new zone at Boston, the BN zone, was discovered approximately 400 m north of the previously defined resource. The Boston resource, which is higher-grade than Madrid, will be incorporated into the Phase II production plan. The BN zone is being assessed to determine whether it could comprise a stand-alone supplementary underground operation or a larger production center which may be amenable to open pit exploitation at Boston.

•

Maximus Ventures Ltd. announced a new gold-silver discovery at Hope Bay, in the Chicago area where it is earning a 75% interest. The agreement with Maximus, which has spent $2.4 million at Hope Bay through December, is part of Miramar’s strategy to advance grass roots work on the belt while it retains its focus on development. Should Maximus be successful in identifying a new deposit, Miramar has an option to retain 50% of the deposit and continue as the operator.

“Every year Hope Bay continues to demonstrate its potential to become a major mining district,” said Tony Walsh, Miramar’s President and CEO. “The significant exploration accomplishments in 2006, particularly at Madrid, have presented new opportunities for us as a company. In 2006, our cash and technical resources enabled us to embark on the largest exploration campaign in company history. We have now turned our sights to completing the technical studies required to evaluate larger scale, Phase II, production opportunities. We have sufficient financial resources to bring Doris North into production and to complete our upcoming 2007 program, which will be announced in detail in the coming weeks.”

The objective of Miramar’s 2006 work at Hope Bay was to define a second phase (Phase II) of production following the proposed Doris North Mine (Phase I) which is now in the permitting process. Originally, Phase II was planned to be primarily underground at Madrid, supported by the high grade ores from Boston and Doris Central. However, internal studies indicated that there were possible opportunities for larger scale production at Hope Bay. During 2006, the Company conducted drill programs and studies to determine the potential for a large scale Phase II operation (either open pit or underground) centered on the Madrid area whereby the bulk of the ore would come from Madrid deposits and be supplemented by high-grade feed from the Doris Central and Boston deposits and in doing so move the Hope Bay Project to large scale production sooner after completion of Phase I at Doris North.

Conceptual mine planning (both underground and open pit) was completed on all major deposits demonstrating the potential to achieve production rates in excess of 6,000 tonnes per day (tpd) for an underground dominated option and 16,000 tpd for the larger scale open pit dominated option.  On this basis Fluor Canada and SRK commenced engineering to complete technical economic studies to be incorporated into a Preliminary Assessment (“PA”). Based on the results of the PA, Miramar will determine which alternative it believes will offer the best value for Miramar shareholders. It is expected that the PA will be completed and announced in Q2 of 2007.

During 2006, successful drilling expanded the still open Naartok, Suluk and Rand zones of the Madrid deposits to facilitate studies for the potential of a large production operation at Madrid. A new discovery was made at the Boston deposit, which could have an impact on future development.

During 2006, Miramar was successful in raising approximately $100m in cash which will provide for the Company to deliver its anticipated initiatives over the next two years. At December 31, 2006, Miramar had approximately $150 million in cash and cash equivalents and no debt.

Apart from the technical success at Hope Bay this year, the Company made great strides in the permitting process for Doris North. Doris North progressed through the environmental assessment phase and the project is now positioned to turn energies to development at Doris North, once all licences and permits have been received.

Miramar also continued to establish and strengthen relationships with the Kitikmeot Inuit Association and other stakeholders within various levels of governments. Miramar believes it has illustrated its commitment to helping create mutually beneficial sustainable development, through mining, in the territory of Nunavut. The Company appreciates the tremendous support it has received.

2006 also enabled Miramar to continue to expand and refine its understanding of the geology and mineralization of the Hope Bay greenstone belt, which at December 31, 2005 were estimated to contain measured and indicated resources of 17.8 million tonnes grading 6.0 g/t for a total of 3.43 million ounces of gold, and additional inferred resources of 34.2 million tonnes grading 4.9 g/t for total of 5.42 million ounces of gold.

Miramar expects to report 2006 year end resources for Hope Bay in the first quarter of 2007, contingent on receiving all outstanding assay results in a timely manner.

Achievements in 2006

The following summarizes to date, the work done on Hope Bay in 2006.

A total of 65,775m in 233 holes was completed. In addition, an extensive program of additional sampling on previous drill core was completed in the Boston resource area. Results from the 2006 drilling and sampling continue to be received and will be reported early in 2007. Results to date have been presented throughout the year in news releases which can be found on the Company’s website at www.miramarmining.com.

Madrid

At Madrid drilling progressed to evaluate the potential for continuous mineralization in the gaps between the Suluk, Rand and Naartok East and West deposits, with the purpose of trying to link these deposits to support studies on the open pit potential at Madrid.

The work completed in 2006 was successful in finding continuous mineralization in the gaps between these deposits, expanding the Suluk deposit to the south and expanding Naartok East to the north. The drilling completed in 2006 met or exceeded the Company’s expectations, including the best hole ever drilled at Hope Bay (9.3 g/tonne of gold over 93.5 meters) at Naartok East. The data from this drilling is being used to support technical studies on two production scenarios at Madrid (underground vs. open pit mine) for Phase II, with additional feed coming from separate underground mines at the Boston and Doris Central deposits. More drilling will be required in 2007 to support a feasibility study on the optimum Hope Bay phase II development scenario.

Boston

An improved resource model for the Boston deposit was completed in 2006 and provided support to the ongoing development studies conducted in 2006. A new zone was discovered at Boston approximately 400m north of the previously defined Boston resource. This area is now referred to as the BN zone.

This style of mineralization at BN has not been previously recognized at the Boston deposit. Historical drilling on the BN area done by BHP focused on testing quartz veining similar to the B2, and B3 zones but the BN gold mineralization contains only weak quartz veining hosted by altered volcanic rock with disseminated sulphides. Previous drilling is being re-compiled and 3400 samples were collected late in the year for which assays are pending. Initial geological modeling will evaluate for the potential of the existence of a lower grade halo around both around the BN zone and the existing resources areas such as B2 and B3.

The work at the BN zone has focussed on potentially identifying either a supplementary underground development area or a larger production center which may be amenable to open pit exploitation at Boston.

Doris North

In March 2006, the Nunavut Impact Review Board (“NIRB”) recommended that the project proceed to the regulatory phase. This recommendation was accepted by the Minister of Indian and Northern Affairs Canada (“INAC”) in July. In September 2006, the NIRB issued a Project Certificate which includes terms and conditions to be implemented by various regulatory agencies in accordance with their guidelines for issuing licences, permits and authorizations for Doris North. The Company has proceeded with applications for all necessary permits.

The Project will need a number of permits, such as a water licence from the Nunavut Water Board, a foreshore lease from INAC for the jetty and surface leases from the Kitikmeot Inuit Association. Miramar has taken steps towards obtaining all required permits. Dependent on receipt of all final licences and permits, Miramar hopes to be operating at Doris North in late 2008.

One of the permitting steps is the addition of Tail Lake to Schedule 2 or the federal Metal Mining Effluent Regulations (“MMER”) as a permitted tailings impoundment. A tailings alternatives assessment completed by the Company has been reviewed by Natural Resources Canada, Environment Canada and the Department of Fisheries and Oceans (“DFO”) under their various areas of expertise. All have agreed that the alternatives assessment is rigorous and supports the use of Tail Lake as the tailings impoundment area for the project. DFO has recommended that Environment Canada proceed to take the necessary steps to list Tail Lake in Schedule 2 of the MMER and the Company hopes to receive the listing in the first half of 2007.

An update to the Doris North Feasibility Study is underway and is expected to be completed in May 2007. The study will also examine the changes that would be required to allow the Doris North facility to process ore from the Doris Central zone in order to bridge production from Doris North to Phase II. Production from Doris Central will require further feasibility work and permitting.

Work for 2007

Miramar anticipates it will spend approximately $30m on programs at Hope Bay in 2007 including work on technical studies, metallurgical testing, resource infill and upgrading, permitting and exploration. Miramar’s immediate objective is to complete a PA on phase II during the second quarter of 2007.  The PA will outline (within the + or – 30% range of economics), two scenarios: 1) the large entirely underground development; and 2) the large scale combination underground - open pit option.  The results of the PA will define the course of direction for phase II after which the Company will embark on the phase II bankable feasibility study (“FS”).  It is expected that the FS would take another 12 – 14 months to complete (1st half 2008) and would include further test work and resource upgrade/infill drilling.  The permitting process can begin on Phase II as soon as the PA is completed and a decision has been made on which production alternative offers the best return.

Maximus Discovery on Hope Bay Option Property

On January 3, 2007 Maximus Ventures Ltd. announced the discovery of a potentially significant zone of gold-silver mineralization in the Chicago area part of the Hope Bay gold project. The Chicago and Twin Peaks areas are two separate claim blocks covering 114 square km and held under an option and joint venture agreement with Miramar. The option and joint venture agreement allows Maximus to earn a 75 percent interest in the Chicago and Twin Peaks claim groups. Terms of the agreement require cumulative expenditures and advances of at least $3,250,000 by April 30, 2007, $5,250,000 by April 30, 2008, and $7,250,000 by April 30, 2009 to complete the earn-in. Miramar has the option to buy back 25 percent after vesting by Maximus, to retain a 50% interest and continue as the operator for the project. Through December 2006 Maximus incurred approximately $2.4m in expenditures on the project. Field work is done by Miramar under contract to Maximus. The option and joint venture agreement with Maximus is part of Miramar’s strategy to advance under explored areas of the belt without losing focus on advancing its core exploration and development options. The discovery at Chicago, which is primarily a Volcanic Massive Sulphide target, is again indicative of the potential for new discoveries on the Hope Bay belt.

Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project, one of the largest undeveloped gold projects in Canada. The Hope Bay project covers over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada. Miramar aims to become an intermediate gold producer through the integrated development of the Hope Bay belt starting with the proposed small scale, high grade Doris North Mine. Miramar then expects to extend and expand production levels by developing through phase II, the Madrid, Boston and remaining Doris deposits.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation, and the Qualified Person for the Company as set out in NI 43-101. The analytical method for the gold analyses is gravimetric assay done by TSL Laboratories in Saskatoon, with metallic screen assays for all samples assaying over 20 g/t gold. Check assays are completed by ALS Chemex in North Vancouver.

Assay intervals reported are drill core lengths. Geologic interpretation of drill results is underway. However, it is estimated that true widths would generally be at least 70-80% of reported core lengths.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay project and the expected costs and results of this work and statements regarding the expected results of the 2006 work program and the planned program for 2007 , proposed Preliminary Assessment and Feasibility and other studies and production strategies and the estimates as to the adequacy of cash resources are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the need for continued cooperation of government agencies and Inuit groups in the development of the Hope Bay property and the possibility that required permits or government approvals may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in this press release and in Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced. Accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

This disclosure uses the term “inferred resources”. While this term is recognized by Canadian regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exists or is economically or legally feasible.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:

Anthony P. Walsh

President & CEO, Miramar Mining Corporation

Tel: (604) 985-2572 Fax: (604) 980-0731Toll Free: 1-800-663-8780Email: info@miramarmining.com